March 30, 2017

Timothy E. Mullany

Chief Financial Officer

Mr. William Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:          Rave Restaurant Group, Inc.

Form 10-K for Fiscal Year Ended June 26, 2016

Form 10-Q for the Quarterly Period Ended December 25, 2016

Filed September 23, 2016 and February 8, 2017

File No. 000-12919

Dear Mr. Thompson:

On behalf of Rave Restaurant Group, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in your letter dated March 21, 2017. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

Form 10-K for the Fiscal Year Ended June 26, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations

Non-GAAP Financial Measures and Other Terms, page 18

1.	Please indicate which key performance measures represent non-GAAP financial measures. For those measures which you identify as non-GAAP measures, please disclose why each of those measures are useful to investors and revise your disclosure to provide the other information required by Item 10(e)(1) of Regulation S-K.

3551 Plano Parkway • The Colony, TX 75056 • 1-800-880-9955

William H. Thompson

Securities and Exchange Commission

March 30, 2017

Notwithstanding the preceding, please tell us why it is important to investors to adjust EBITDA for pre-opening costs.

RESPONSE

In future filings, the Company will revise the first paragraph under the sub-heading “Non-GAAP Financial Measures and Other Terms” to read substantially as follows:

“The Company’s financial statements are prepared in accordance with United States generally accepted accounting principles (“GAAP”). EBITDA, Adjusted EBITDA and restaurant operating cash flow are non-GAAP financial measures that the Company believes are useful to investors in understanding our operating performance. However, these non-GAAP financial measures should not be viewed as an alternative or substitute for the results reflected in the Company’s GAAP financial statements.

“We consider EBITDA and Adjusted EBITDA to be important supplemental measures of operating performance that are commonly used by securities analysts, investors and other parties interested in our industry. We believe that EBITDA is helpful to investors in evaluating our results of operations without the impact of expenses affected by financing methods, accounting methods and the tax environment. We believe that Adjusted EBITDA provides additional useful information to investors by excluding non-operational or non-recurring expenses to provide a measure of operating performance that is more comparable from period to period. We believe that restaurant operating cash flow is a useful metric to investors in evaluating the ongoing operating performance of Company-owned Pie Five and Pizza Inn restaurants and comparing such store operating performance from period to period. Management also uses these non-GAAP financial measures for evaluating operating performance, assessing the effectiveness of business strategies, projecting future capital needs, budgeting and other planning purposes.”

As reflected on page 18, pre-opening expenses consist primarily of costs incurred prior to the opening of a restaurant. In future filings, the Company will clarify that pre-opening expenses only relate to the opening of Company-owned restaurants. These costs do not pertain to, and are not indicative of, the ongoing operational performance of the restaurant. Further, pre-opening costs are only incurred during periods of development of new Company-owned restaurants and may vary dramatically depending upon the pace and timing of such development. Therefore, adjusting EBITDA for pre-opening expenses provides an enhanced measure of ongoing operational performance which is more comparable from period to period than EBITDA.

3551 Plano Parkway • The Colony, TX 75056 • 1-800-880-9955

William H. Thompson

Securities and Exchange Commission

March 30, 2017

2.	In your presentation of restaurant operating cash flows you should begin your reconciliation with loss from continuing operations before taxes as reported in the consolidated statements of operations per page F-3. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE

The Company will reverse the order of this reconciliation in future Form 10-K and Form 10-Q filings.

Financial Results, page 18

3.	In your discussion, you first present the components of revenue in an easy-to-read table. In future filings, please also present the components of costs and expenses in a similar format, with a view to understanding the reasons why costs and expenses have increased and to what extent they are attributable to your restaurants as compared to Norco’s operations. Refer to Item 303(a)(3) of Regulation S-K.

RESPONSE

In future Form 10-K and Form 10-Q filings, the Company intends to replace the existing revenue table with a new table showing both revenues and each element of costs and expenses in separate columns for each operating segment and corporate, which columns will total to the corresponding line item of the income statement. This table will be followed by the narrative discussion of each such line item, with appropriate discussion of the presented segment data.

Consolidated Financial Statements and Supplementary Data

Notes to consolidated Financial Statements

Note K – Earnings per Share, page F-19

4.	We note that the inclusion of stock options in the computation of diluted earnings per share is antidilutive. Please revise or advise. Please note that this comment also applies to Form 10-Q for the six months ended December 25, 2016.

3551 Plano Parkway • The Colony, TX 75056 • 1-800-880-9955

William H. Thompson

Securities and Exchange Commission

March 30, 2017

RESPONSE

Only dilutive (i.e., in-the-money) options were included in the calculation of diluted earnings per share in both the Form 10-K and Form 10-Q. However, a sentence disclosing the number of options excluded from the calculation because they would be antidilutive was inadvertently omitted from the Form 10-K and from the Form 10-Q with respect to the year-to-date period. These inadvertent omissions will be corrected in future filings.

5.	Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive. Refer to ASC 260-10-50-1c. Please note that this comment also applies to Form 10-Q for the six month period ended December 25, 2016 where you disclose potential dilutive securities for the three month period then ended but not the six month period ended.

RESPONSE

In the Form 10-K, a sentence was inadvertently omitted disclosing that 69,286 antidilutive options were excluded from the diluted earnings per share calculation for the fiscal year ended June 26, 2016. There were no antidilutive options outstanding as of the fiscal year ended June 28, 2015. In the Form 10-Q, a sentence disclosing that 236,250 antidilutive options were excluded from the diluted earnings per share calculation for the six months ended December 25, 2016, was inadvertently omitted. These inadvertent omissions will be corrected in future filings.

Form 10-Q for the Quarterly Period Ended December 25, 2016

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations, page 4

6.	Please tell us your consideration of disclosing a description of impaired long-lived assets and other lease charges and the facts and circumstances leading to the impairment and charges. Refer to ASC 360-10-50-2.

RESPONSE

A description of the impaired long-lived assets and other lease charges and the facts and circumstances leading to the impairment and charges is provided under “Impairment of Long-Lived Assets and Other Lease Charges” on page 17 of the Form 10-Q and in the second paragraph on page 20 of the Form 10-Q. In future filings, similar disclosure will be included in the footnotes to the financial statements.

3551 Plano Parkway • The Colony, TX 75056 • 1-800-880-9955

William H. Thompson

Securities and Exchange Commission

March 30, 2017

We trust that the foregoing responds sufficiently to the Staff's comments. If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 469-384-5136.

Very truly yours,

/s/ TIMOTHY E. MULLANY

Timothy E. Mullany,

Chief Financial Officer

cc: Scott Crane, President & Chief Executive Officer

3551 Plano Parkway • The Colony, TX 75056 • 1-800-880-9955